Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto reports 2.25 billion tonnes of iron ore resources at its Simandou project in the Republic of Guinea
29 May 2008
Rio Tinto has further strengthened its position within the iron ore industry with a 2.25 billion tonne addition to its global iron ore resource base.
Significant exploration and resource definition work undertaken over a number of years on the Simandou Mining Concession granted to Rio Tinto in March 2006 has led to the discovery and definition of JORC compliant resources. These resources are located within the Pic de Fon and Oueleba deposits which form part of the Simandou range in south eastern Guinea.
The chief executive of Rio Tinto Iron Ore, Sam Walsh, said: “Simandou in Guinea represents a major new iron ore province. Its strategic location gives us access to the Atlantic basin and the fast growing Middle Eastern market. We are planning the development of our first production phase of 70 million tonnes per annum, potentially rising to 170 million tonnes per annum, subject to agreement with the government of Guinea. We believe this area represents one of the best undeveloped major deposits of premium-grade iron ore in the world.”
Location of the deposits
The Pic de Fon and Oueleba deposits are located ~550km east-south-east of Guinea’s capital Conakry towards the southern end of the 110km long Simandou range in SE Guinea (see Figure 1 below) within Rio Tinto’s Simandou Mining Concession.
Figure 1 — Location of the Pic de Fon and Oueleba deposits in Guinea
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Geology of Pic de Fon and Oueleba
The Simandou range consists of a sequence of deformed itabirites, phyllites and quartzites within Proterozoic basement rocks. At Pic de Fon and Oueleba, the itabirites have been enriched to form hematite and hematite-goethite mineralisation.
Both the Pic de Fon and Oueleba deposits are approximately 7.5 km in length and up to 1km wide. The two deposits are separated by approximately 4 km in a north south direction along the Simandou range.
Rio Tinto has drilled over 500 reverse circulation and diamond drill holes (approximately 93,000m) at Pic de Fon and Oueleba. Very high-grade iron ore mineralisation has been intersected to over 300m depth at both deposits.
Mineral Resources
The resources at Pic de Fon and Oueleba have been generated in compliance with JORC Code guidelines. All resources quoted below are within the Simandou Mining Concession (March 2006) in which Rio Tinto holds a 95 per cent interest with the remaining 5 per cent held by the International Finance Corporation, the investment branch of the World Bank Group The government of Guinea retains an option to purchase up to a 20 per cent interest in the Simandou project.
The tabulated resources are split into the two deposits and are considered extractable using currently available standard mining and processing technologies. All resources are reported on an in-situ dry tonnes and grades basis.
Pic de Fon Mineral Resources (for Fe >62%):

Resource Category	Tonnes (Mt)	Fe %

Indicated	320	67.2

Inferred	252	66.2

Total	572	66.8

Oueleba Mineral Resources (for Fe >62%):

Resource Category	Tonnes (Mt)	Fe %

Indicated	980	65.6

Inferred	703	65.8

Total	1,682	65.7

Approximately 30 per cent of the Inferred resources reported above are extrapolated outside of the current drilling coverage. The mineralisation envelope has defined and constrained using drilling data, detailed surface mapping and ground magnetics in accordance with an appropriate genetic model for this style of deposit.
Future Direction
Rio Tinto’s evaluation work is continuing at both deposits as part of a Pre-Feasibility study to further improve the confidence in the known resources and for definition of additional resources. The pre-feasibility study is also evaluating rail and port infrastructure and completing environmental and social studies.
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In addition, Rio Tinto is aggressively exploring the remaining parts of the 738km2 Simandou Mining Concession for further resources as part of an agreed programme with the Government of Guinea.
CP Statement
The information in this report that relates to Mineral Resources is based on information compiled by Russell Turner who is a member of the Australian Institute of Geoscientists. Russell Turner is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Russell Turner consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
As required by the Australian Stock Exchange, the information presented here contain details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proven or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. Whilst in the judgement of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proven or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period,
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levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.
For further information, please contact:

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